TASEKO MINES: DISSIDENTS’ FINANCIAL INTERESTS NOW SEVERELY AT
 ODDS WITH SHAREHOLDERS

February 18, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today reports that dissident shareholder Raging River Capital LP (“RRC”) and an as-yet undisclosed partnership at the same address, Raging River Capital 2 LLC (“RRC2”) have together accumulated a large position in Taseko bonds, thereby putting the dissidents’ financial interest at odds with Taseko shareholders. RRC and RRC2 have not publicly disclosed these purchases.

“We are very concerned both by the dissident group’s large accumulation of bonds and by their failure to disclose it,” said Linda Thorstad, Chair of Taseko’s independent Special Committee of directors. “This matter raises serious questions about whether RRC hopes to profit from its bond ownership at the expense of Taseko shareholders in the event that RRC’s nominees are elected to the Board.”

Negative Implications For Shareholders

RRC’s alignment with bondholders has negative implications for common shareholders in the event that RRC’s nominees are elected to the Board. Taseko’s bonds, which have a total par value of US$200 million, would rank in priority ahead of shareholders for repayment and cash distributions if RRC’s nominees can cause the Company to undertake certain kinds of transactions.

Moreover, if RRC’s nominees were successful in their publicly stated strategy of asset divestitures, the cash proceeds would have to be used to repay other debt holders ranking ahead of the bonds, and therefore would enhance the value of the bonds at the expense of growth initiatives that might benefit shareholders. Indeed, if Taseko’s senior debt holder were to be fully repaid, further proceeds from asset divestitures not timely redeployed might have to be used to retire bonds at full par value.

Directors are elected by shareholders with a mandate to manage the Company’s legal relationship with the bondholders and no current Taseko director owns any of the bonds. RRC and RRC2 did not disclose their bond position when, on January 13, 2016, RRC requisitioned a meeting of Taseko shareholders and made certain US filings about its 5.1% shareholding. Taseko discovered RRC’s secret bond ownership by investigating recent changes to the bondholder registry.

RRC’s Secret Bond Position is Much Larger than Its Share Position

The bond register shows RRC owns Taseko bonds with a par value of US$10,909,000 and RRC2 owns Taseko bonds with a par value of US$5,000,000. Used herein, bonds refers to Taseko’s 7.75% senior notes due 2019.

The par value of approximately C$21.8 million (US$15.9 million) for the bonds held by the dissident group is significantly greater than RRC’s disclosed holding of approximately C$4.7 million (US$3.4 million) in Taseko shares.

Taseko cannot be sure of the price RRC and RRC2 paid for their Taseko bonds, but based on recent bond market values the price could have been in the range of C$11 million (US$8 million). That means the RRC group might get a 100% windfall in the value of the bonds that they own if their nominees are elected and can find ways to force Taseko to redeem the bonds at par.

Detailed Information To Come

As previously disclosed, shareholders will receive detailed information about the proxy contest by way of a Management Information Circular well in advance of the requisitioned meeting. Shareholders should read the circular carefully before reaching a decision with regard to their votes. In the meantime, there is no need for shareholders to take any action.

For further information, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;

  uncertainties related to unexpected judicial or regulatory proceedings;

  uncertainties with respect to the effects of the dissident shareholder initiative;

  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

  environmental issues and liabilities associated with mining including processing and stock piling ore; and

  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.